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                                                                    Exhibit 99.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statements Nos. 333-121865, 333-109817 and 333-98405 on Forms S-8 of our report relating to the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting dated March 30, 2008 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the reconciliation to accounting principles generally accepted in the United States of America and the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts), appearing in the Annual Report on Form 20-F of the Company for the year ended December 31, 2007.





/s/ Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 14, 2008